United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100F Street NE

Washington D.C. 20549

United States of America

Attention:	Cheryl Brown

Daniel Morris

16 February 2024

Re:	VivoPower International PLC (the “Company”)

Registration Statement on Form F-3

Filed January 12, 2024

File No. 333-276509

Ladies and Gentlemen,

I am writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above referenced registration statement, which was initially filed on January 12, 2024 (the “Registration Statement”), contained in the Staff’s letter dated February 2, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Form F-3

Cover Page

1. Please revise your cover page to include the calculation of the aggregate market value of your outstanding voting and non-voting common equity, and the amount of all securities offered during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 and General Instruction I.B.5. of Form F-3.

Response: The Company has revised the disclosure on the Cover Page of Amendment No. 1 in response to the Staff’s comment.

Exhibits

Exhibit 5.1 Opinion of Shoosmiths LLP

2. We note the legality opinion in which counsel states that "The Opinions in paragraph 4.1 are given only for the benefit of the Company and they may not be relied upon by any other person or for any other purpose." Please remove this limitation. Refer to SLB 19 II.B.3.d. Additionally, please obtain and file a revised legality opinion to cover all securities in the Form F-3 being registered in the offering.

Response: The Company has obtained a revised legality opinion, which is filed as Exhibit 5.1 to Amendment No. 1 in response to the Staff’s comment. The Company has also obtained a legality opinion regarding certain matters of New York law, which is filed as Exhibit 5.2 to Amendment No. 1.

General

3. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 20- F for the period ended June 30, 2023 have been resolved.

Response: The Company acknowledges that the Staff will not be in a position to accelerate the effectiveness of the Registration Statement until the comments relating to its Annual Report on Form 20-F for the period ended June 30, 2023 have been resolved.

Please do not hesitate to contact me with any questions or comments regarding this letter.

Yours faithfully,

/s/ Kevin Chin

……………………………………………….

Kevin Chin,

Chief Executive Officer

VivoPower International PLC 18th Floor, The Scalpel 52 Lime Street, London EC3M 7AF www.vivopower.com